UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TRANSPORTADORA DE GAS DEL SUR S.A.
(Name of Subject Company (Issuer))

GRUPO INVERSOR PETROQUÍMICA S.L.
WST S.A.
PCT LLC

(Names of Filing Persons (Offerors))

Class B Shares, one peso (Ps. 1.00) nominal amount each and
American Depositary Shares,
each representing five Class B Shares
(Title of Class of Securities)

Class B Share (ISIN ARP9308R1039)
American Depositary Share (CUSIP 893870204)
(CUSIP Number of Class of Securities)

PCT LLC
c/o EMS Capital LP
499 Park Ave., 11th Floor
New York, NY, 10022
Attention: Grace Lee
Telephone: (212) 891-2721

Grupo Inversor Petroquímica S.L.
Av. Doctor Arce 14
Madrid, Spain, 28002
Attention: Luis Alberto Fallo & Hugo Nestor Galluzzo
Telephone: +34 91 5630601

WST S.A.
Avenida Córdoba 1561, 2nd Floor
Buenos Aires, Argentina
Attention: Pablo Tarantino & Agustin Griffi
Telephone: +54 11 4-316-9031
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Conrado Tenaglia
Peter Cohen-Millstein
Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 903-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$227,278,618.07	$26,341.60

*	Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was calculated assuming the purchase of 194,651,345 Class B Shares, one peso (Ps. 1.00) nominal amount each per share (the “Class B Shares”) (including Class B Shares represented by American Depositary Shares (each American Depositary Share representing rights to five (5) Class B Shares) (the “ADSs”)), the maximum number of Class B Shares subject to the offer, at a purchase price of Ps. 18.39 per Class B Share (including Class B Shares represented by ADSs) of Transportadora de Gas del Sur S.A. (“TGS”). The Transaction Valuation was calculated in Argentine Pesos (Ps.) and converted into U.S. dollars using the selling exchange rate of Ps. 15.75 per U.S.$ 1.00 reported by Banco de la Nación Argentina on December 27, 2016.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016 by multiplying the transaction value by .0001159.

☒Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,341.60	Filing Party: PCT LLC
Form or Registration No.: 005-89736	Date Filed: December 30, 2016

☐Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒third-party tender offer subject to Rule 14d-1.

☐issuer tender offer subject to Rule 13e-4.

☐going-private transaction subject to Rule 13e-3.

☐amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

On December 30, 2016, the Offerors (as defined below) commenced the U.S. Offer described herein and filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO under CIK number 0001676772 (the “Initial Filing”). This Tender Offer Statement on Schedule TO is being refiled under CIK number 0000931427 and, with the exception of the filing fee information and the addition of this Explanatory Note, is identical to the Initial Filing.

This Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relates to the offer by Grupo Inversor Petroquímica S.L. (“GIP”), a limited company organized under the laws of Spain, WST S.A. (“WST”), a corporation organized under the laws of Argentina and PCT LLC (“PCT”), a limited liability company organized under the laws of the State of Delaware, United States of America (collectively, the “Offerors”), to purchase up to a total of 194,651,345 outstanding Class B Shares of common stock, one peso (Ps. 1.00) nominal amount each per share (the “Class B Shares”), held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended), including Class B Shares represented by American Depositary Shares (each American Depositary Share representing rights to five (5) Class B Shares) (the “ADSs” and, together with the Class B Shares, the “Securities”), which represent twenty-four and one-half percent (24.5%) of the capital stock of Transportadora de Gas del Sur S.A., a corporation organized under the laws of Argentina (“TGS”), other than those held by the Offerors or their affiliates, in cash at a price of Ps. 18.39 per Class B Share (payable in U.S. dollars) and Ps. 91.95 per ADS (payable in U.S. dollars), in each case based on the Ps./U.S. dollar selling exchange rate reported by Banco de la Nación Argentina at the close of business on the Argentine Business Day (as defined in the U.S. Offer to Purchase) prior to the Expiration Date, as may be extended (as defined in the U.S. Offer to Purchase) (for reference, equivalent to approximately U.S.$ 1.17 per Class B Share and U.S.$ 5.84 per ADS based on the selling exchange rate of Ps. 15.75 per U.S. $1.00 reported by Banco de la Nación Argentina on December 27, 2016 (with one (1) ADS representing five (5) Class B Shares), (the “Offer Price”), in each case without interest thereon, net of (i) any applicable brokerage fees or commissions and (ii) applicable withholding taxes, including Argentine capital gains tax, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated December 30, 2016 (the “U.S. Offer to Purchase”) attached hereto as Exhibit (a)(1)(i) and the related documents (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Offer”). Holders tendering their Class B Shares or ADSs in the U.S. Offer will receive payment in U.S. dollars. Holders can tender either Class B Shares or ADSs in the U.S. Offer. The U.S. Offer is being made in conjunction with an offer by the Offerors in Argentina for up to a total of 194,651,345 outstanding Class B Shares (the “Argentine Offer” and, together with the U.S. Offer, the “Offers”), which represent twenty-four and one-half percent (24.5%) of the capital stock of TGS at an offer price of Ps. 18.39 per Class B Share, payable in Argentine pesos under the terms described in the prospectus for the Argentine Offer. In no event will the Offerors purchase more than 194,651,345 Class B Shares (including Class B Shares represented by ADSs) in total in the Offers. If more than 194,651,345 Class B Shares (including Class B Shares represented by ADSs) are tendered in the Offers, Class B Shares and ADSs properly and timely tendered in the Offers and not properly withdrawn from the U.S. Offer may be subject to proration as described in the U.S. Offer to Purchase. Non-U.S. holders will not be permitted to tender their Class B Shares in the U.S. Offer and instead must tender into the Argentine Offer. ADSs (whether or not held by U.S. holders) may only be tendered in the U.S. Offer. The Offerors do not intend to change the Offer Price and, while the Offers are open, will not purchase or make any arrangements to purchase Securities other than pursuant to the Offers. The information set forth in the U.S. Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the U.S. Offer to Purchase entitled “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Transportadora de Gas del Sur S.A. (“TGS”). TGS’s principal executive offices are located at Don Bosco 3672, 5th Floor, City of Buenos Aires (C1206ABF), Argentina. Its telephone number at such address is (54 11) 4865-9050.

(b) This Schedule TO relates to the Offerors’ offer to purchase up to a total of 194,651,345 outstanding Class B Shares of TGS, including Class B Shares represented by ADSs (each ADS representing rights to five (5) Class B Shares), which represent twenty-four and one-half percent (24.5%) of the capital stock of TGS. As of September 30, 2016, there were 389,302,689 Class B Shares issued and outstanding (excluding treasury shares), and as of October 27, 2016, there were 34,901,766 ADRs outstanding, representing 174,508,830 Class B Shares. The information set forth in the U.S. Offer to Purchase under the following captions is incorporated herein by reference.

•	“INTRODUCTION”
•	“THE TENDER OFFER—Section 8. Certain Information about TGS”

(c) The Class B Shares are traded on the Mercado de Valores de Buenos Aires, S.A. (the “MERVAL”) under the symbol “TGSU2”. The ADSs are traded on the New York Stock Exchange under the symbol “TGS.” The information set forth in “THE TENDER OFFER—Section 7. Certain Information about the Class B Shares and ADSs” of the U.S. Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a), (b) and (c) This Schedule TO is filed by the Offerors. The information set forth in the U.S. Offer to Purchase under the following captions is incorporated herein by reference:

•	“INTRODUCTION”
•	“THE TENDER OFFER—Section 9. Certain Information about the Offerors”
•	“SCHEDULE 1—Information about the Directors and Executive Officers of the Offerors”

Item 4. Terms of the Transaction.

(a) The information set forth in the U.S. Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) and (b) The information set forth in the U.S. Offer to Purchase under the following captions is herein by reference:

•	“INTRODUCTION”
•	“SUMMARY TERM SHEET”
•	“SPECIAL FACTORS—Background of the Offers”
•	“SPECIAL FACTORS —Purpose of and Reasons for the U.S. Offer; Plans for TGS Following the U.S. Offer”
•	“THE TENDER OFFER—Section 9. Certain Information about the Offerors”

Item 6. Purposes of the Transaction and Plans or Proposals.

For purposes of subsections (a), (c)(1) through (7), the information set forth in the U.S. Offer to Purchase under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”
•	“SPECIAL FACTORS —Purpose of and Reasons for the U.S. Offer; Plans for TGS Following the U.S. Offer”

Item 7. Source and Amount of Funds or Other Consideration.

(a) and (d) The information set forth in “THE TENDER OFFER—Section 5. Source and Amount of Funds; Certain Requirements Regarding Offer Price” of the U.S. Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the U.S. Offer to Purchase under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Offers”

(b) The information set forth in the U.S. Offer to Purchase under the following captions is incorporated herein by reference :

•	“THE TENDER OFFER—Section 9. Certain Information about the Offerors”

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the U.S. Offer to Purchase under the following captions is incorporated herein by reference:

•	“THE TENDER OFFER—Section 11. Fees and Expenses”

Item 10. Financial Statements.

(a) and (b) Not applicable.

The information set forth in “THE TENDER OFFER—Section 9. Certain Information about the Offerors” in the U.S. Offer to Purchase is incorporated herein by reference.

Item 11. Additional Information.

(a)(1) The information set forth in the U.S. Offer to Purchase under the following captions is incorporated herein by reference:

•	“THE TENDER OFFER—Section 9. Certain Information about the Offerors”

(a)(2) The information set forth in the U.S. Offer to Purchase under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”
•	“SPECIAL FACTORS—Background of the Offers”
•	“THE TENDER OFFER—Section 10. Certain Legal and Regulatory Matters”

(a)(3) The information set forth in the U.S. Offer to Purchase under the following captions is incorporated herein by reference:

•	“THE TENDER OFFER—Section 10. Certain Legal and Regulatory Matters”

(a)(4) The information set forth in the U.S. Offer to Purchase under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Certain Effects of the U.S. Offer”

(a)(5) Not applicable.

(c) The information set forth in the U.S. Offer to Purchase, the U.S. Form of Acceptance for Class B Shares and the Form of Letter of Transmittal with respect to ADSs is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated December 30, 2016.
(a)(1)(ii)	U.S. Form of Acceptance for Class B Shares.
(a)(1)(iii)	Form of Letter of Transmittal with respect to the ADSs.
(a)(1)(iv)	Form of Letter to Broker for Class B Shares and ADSs.
(a)(1)(v)	Form of Letter to Clients for use by Broker for Class B Shares and ADSs.
(a)(1)(vi)	Summary advertisement, as published in The Financial Times on December 30, 2016.
(a)(1)(vii)	Notice in Argentina of Mandatory Tender Offer in respect of Class B Shares listed in “Mercado de Valores de Buenos Aires S.A.” issued by TGS, as made public on July 27, 2016. (English translation).
(a)(5)(i)	GIP’s 2015 year-end audited financials (English translation).
(a)(5)(ii)	GIP’s 2014 year-end audited financials (English translation).
(a)(5)(iii)	WST’s 2015 year-end audited financials (English translation).
(a)(5)(iv)	WST’s 2014 year-end audited financials (English translation).
(a)(5)(v)	Full report of Board of Directors of TGS, dated August 22, 2016.
(b)(i)	Standby Letter of Credit issued by Itaú Unibanco S.A., Nassau Branch, in favor of Banco Itaú Argentine S.A. acting as tender agent for PCT, dated December 26, 2016.
(b)(ii)	Standby Letter of Credit issued by Itaú Unibanco S.A., Nassau Branch, in favor of Banco Itaú Argentine S.A. acting as tender agent for WST, dated December 26, 2016.
(b)(iii)	Standby Letter of Credit issued by Itaú Unibanco S.A., Nassau Branch, in favor of Banco Itaú Argentine S.A. acting as tender agent for GIP, dated December December 23, 2016.
(b)(iv)	Facilities Agreement, dated as of December 23, 2016, between GIP and Itaú Unibanco S.A., Nassau Branch.
(b)(v)	Facilities Agreement, dated as of December 26, 2016, between WST and Itaú Unibanco S.A., Nassau Branch.
(b)(vi)	Facilities Agreement, dated as of December 23, 2016, between PCT and Itaú Unibanco S.A., Nassau Branch.
(c)(i)	Valuation Report issued by Quantum Finanzas, S.A., an independent firm, dated August 16, 2016 (English translation).
(c)(ii)	Valuation Report issued by Finanzas & Gestión S.A., an independent firm, dated August 16, 2016 (English translation).
(c)(iii)	Valuation Report issued by BACH Capital S.A., an independent firm, dated August 17, 2016 (English translation).
(d)(i)	Joint Venture Agreement: Offer Letter, dated as of July 24, 2016 between GIP, WST, and PCT.
(d)(ii)	Joint Venture Agreement: Acceptance Letter, dated as of July 24, 2016 between GIP, WST, and PCT.
(d)(iii)	Joint Venture Agreement: dated as of July 24, 2016 between GIP, WST, and PCT.
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 30, 2016

Grupo Inversor Petroquímica S.L.

By:	/s/ Luis Alberto Fallo & Hugo Nestor Galluzzo
	Name:	Luis Alberto Fallo & Hugo Nestor Galluzzo
	Title:	Attorneys in Fact

WST S.A.

By:	/s/ Gregorio Werthein
	Name:	Gregorio Werthein
	Title:	Attorney in Fact

PCT LLC

By:	/s/ Edmond M. Safra
	Name:	Edmond M. Safra
	Title:	President